Exhibit 99.1

Tritium Announces Completion of Business Combination with Decarbonization Plus Acquisition Corporation II

•	Deal, together with anticipated additional funding, expected to allow Tritium to further its growth in providing leading fast charging hardware and software to EV charging customers.

•	The combined company’s ordinary shares and warrants are expected to commence trading on NASDAQ tomorrow under the ticker symbols “DCFC” and “DCFCW,” respectively.

BRISBANE, Australia / NEW YORK, NY, January 13, 2022 – Tritium, a global leader in direct current (“DC”) fast chargers for electric vehicles (“EVs”), today announced it has completed its previously announced business combination with Decarbonization Plus Acquisition Corporation II (“DCRN”) to take Tritium DCFC Limited (“Tritium”) public. Tritium’s ordinary shares and warrants are expected to commence trading tomorrow, January 14, 2022, on the NASDAQ, under the ticker symbols “DCFC” and “DCFCW,” respectively.

DCRN’s stockholders approved the transaction at a special meeting of stockholders held on January 12, 2022.

“Our transaction with DCRN is transformative for the acceleration of electrification,” said Tritium’s CEO, Jane Hunter. “We expect the capital raised through the transaction, together with anticipated additional funding, to support Tritium’s business operations and to help strengthen our products and services to our customers, and continue to advance the e-mobility industry. The goal in our industry is to reduce global emissions and this transaction will support our mission to electrify transportation.”

As a public company, Tritium’s position as a global leader in DC fast chargers for EVs is further strengthened. Jane Hunter, Chief Executive Officer, will continue to lead Tritium’s operations, alongside co-founders James Kennedy (Chief Technology Officer) and Dr. David Finn (Chief Vision Officer), and executives David Toomey (Chief Strategy Officer) and Michael Hipwood (Chief Financial Officer). As part of the business combination, Robert Tichio, previously the Chairman of the board of directors of DCRN, will join Tritium’s board of directors as Chairman.

“We are extremely pleased to see the completion of this business combination and to support Jane and the Tritium team as they continue to execute on their strategic growth plan as a public company,” said Robert Tichio, incoming Chairman of the board of Tritium.

EV Charging Sector Expected to Experience Significant Growth to 2040 and Beyond

With global EV sales expected to have surpassed 6.3 million last year and with global passenger EV sales expected to grow at a compound annual growth rate (CAGR) of 17% through 2040, the world’s transportation is rapidly electrifying. Sufficient public charging infrastructure will be critical to enabling this transition to e-mobility, and fast charging provides the greatest value across the EV charging value chain. Through fast charging, drivers can get back on the road within minutes instead of hours, and charge point operators are able to set prices appropriately for this premium experience.

Transaction Overview

Tritium expects the capital raised through the transaction, together with its anticipated additional funding, to help fund its growth as a technology market leader in the EV charging space, expand to three global manufacturing facilities, grow global sales and service operations teams, maintain its capital needs, and other corporate uses.

Tritium’s board of directors will be comprised of seven members, five of whom are “independent directors” under the applicable rules of the Securities and Exchange Commission (“SEC”) and NASDAQ. The Board of Directors will be led by incoming Chairman, Robert Tichio.

Advisors

Latham & Watkins LLP (US), Corrs Chambers Westgarth (Australia), and the Australian Partnership of Ernst & Young advised Tritium during the transaction and DCRN was advised by Vinson & Elkins L.L.P. (US) and Clifford Chance LLP (Australia). Credit Suisse served as the exclusive financial advisor to a consortium of certain Tritium Holdings Pty Ltd shareholders in connection with the business combination, and JPMorgan and Citigroup served as financial advisors to DCRN.

About Tritium

Founded in 2001, Tritium (NASDAQ: DCFC; DCFCW) designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com.

About Decarbonization Plus Acquisition Corporation II

Decarbonization Plus Acquisition Corporation II was a blank check company sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone’s 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than US$6 billion of equity invested in renewables.

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to Tritium’s business and financing plans, the EV market and the business combination, including statements regarding Tritium’s or its management team’s expectations, objectives, beliefs, intentions or future strategies and the listing of Tritium’s securities on the NASDAQ. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Tritium, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to recognize the anticipated benefits of the business combination; the inability to obtain or maintain the listing of Tritium’s shares on the NASDAQ; the risk that the business combination disrupts current plans and operations, business relationships or business generally as a result of the consummation of the business combination; Tritium’s ability to manage growth; Tritium’s ability to execute its business plan and meet its projections; potential disruption in Tritium’s employee retention as a result of the business combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Tritium, including in relation to the business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in Tritium’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and Tritium assumes no obligation and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Tritium does not give any assurance that it will achieve its expectations.

Tritium Media Contact

Jack Ulrich

media@tritium.com.au

Tritium Investors Contact

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com